Mail Stop 3720

      							April 19, 2006

Mr. Jeffrey E. Curtiss
Chief Financial Officer
Service Corporation International
1929 Allen Parkway
Houston, TX 77019

	Re:	Service Corporation International
      Form 10-K for Fiscal Year Ended December 31, 2005
		Filed March 6, 2006

		File No. 1-06402

Dear Mr. Curtiss:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.









Form 10-K for the fiscal year ended December 31, 2005

Management`s Discussion and Analysis of Financial Condition and
Results of Operations

Competitive Strengths, page 16

1. We note that you test-marketed and implemented packaged cemetery plans in 2005. Tell us more details about these cemetery plans and disclose your revenue recognition policy related to these plans.

Consolidated Statements of Cash Flows, page F-7

2. Revise your statement to reflect your change in accounts receivable on a gross basis as required by paragraphs 11 - 13 of SFAS
No. 95.

3. Tell us whether and how the activities of the preneed funeral and cemetery merchandise and services trust and cemetery perpetual care trusts are reflected in the consolidated statements of cash flows. Please cite your basis in the accounting literature that supports your treatment.

Note Two - Summary of Significant Accounting Policies

Operating leases, page 56

4. We note your operating lease terms for funeral home properties range from one to 35 years. For the longer term leases, tell us your consideration of paragraph 7(c) and 7(d) in SFAS No. 13, and why these would not be considered capital leases.

Goodwill, page 56

5. Based on your disclosure, it appears that you have three reporting units within your funeral segment; North America, Germany and Singapore. Tell us how you determined your reporting units. Describe how those reporting units are included within your operating segments and how your operating segments aggregate into your reportable segments. Provide us with a detailed analysis outlining the factors in paragraph 30 of SFAS 142 and EITF Topic D-101, and the criteria in paragraph 17 of SFAS 131, that supports your conclusion that these are your reporting units. Also, address the factors that should be considered when determining "Similar Economic Characteristics" and the points that should be considered under "Additional Observations" as addressed by EITF Topic D-101. Further, tell us in detail how you evaluated paragraphs 10-15 when identifying your operating segments and 16-24 when identifying your reportable segments.

Cemetery Operations, page 59

6. We note costs related to the sale of property interment rights include "the property and development costs specifically identified by project." Tell us what is included in these property and development costs, how they are allocated and how they are "specifically identified" by project. Further, tell us what you mean by the term "project."

Note Nineteen - Gains and Impairment (Losses) on Dispositions, Net and Other Operating Expense

Sale of Assets to StoneMor Partners LP, page 110

7. Tell us why you recorded the impairment charge related to these properties held for sale as a (loss) gain on early extinguishment of debt.


* * * * *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detail letters greatly facilitate our review.
Please file your response letter via EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Bob Carroll, Staff Accountant, at (202) 551-3362 or Kyle Moffatt, Branch Chief Accountant at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

								Sincerely,

								/s/ Kyle Moffatt for

								Larry Spirgel
								Assistant Director
Mr. Jeffrey E. Curtiss, Chief Financial Officer
Service Corporation International
April 19, 2006
Page 4



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE